Exhibit 99.95

Date:	April 15, 2025

News Release:	25-10

Ticker Symbols:	TSXV: MOON; OTCQX: BMOOF

BLUE MOON METALS ANNOUNCES GRADUATION TO THE OTCQX MARKET

TORONTO, Ontario – April 15, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQX: BMOOF), is pleased to announce that its common shares are now trading on the OTCQX® Best Market under the ticker symbol "BMOOF". This represents an upgrade from the OTCQB® Venture Market and marks another milestone in the Company's continued growth.

The OTCQX Market is the highest tier of the U.S. OTC markets and is designed for established, investor-focused companies. Trading on the OTCQX is expected to enhance the Company's visibility and provide improved accessibility for U.S investors.

"We are proud to have achieved this next step in our market presence" said Christian Kargl-Simard, CEO of Blue Moon. “This upgrade strengthens our exposure in the U.S capital markets and reflects the ongoing progress of our team in building a critical metals mining business in the U.S. initially around the Blue Moon Mine. We're excited about the increased opportunity this brings to connect with like-minded investors and partners."

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States and the NSG copper-zinc-gold-silver project in Norway. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change.

Date:	April 15, 2025

News Release:	25-10

Ticker Symbols:	TSXV: MOON; OTCQX: BMOOF

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Project and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.